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                              September 6, 2023

       Paul Fusaro
       Chief Operating Officer
       Bitwise 10 Crypto Index Fund
       400 Montgomery Street
       Suite 600
       San Francisco, CA 94104

                                                        Re: Bitwise 10 Crypto
Index Fund
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 000-56270

       Dear Paul Fusaro:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9A. Controls and Procedures
       Managements Report on Internal Control Over Financial Reporting, page
106

   1. You state that you have not included the Management's Report on Internal Control over
                                                        Financial Reporting due
to a transition period established by the rules of the SEC for newly public companies.
The instructions to Regulation S-K, Item 308, permit the
                                                        omission until you have
filed an annual report in the prior fiscal year. You filed an annual report for your fiscal
year ended December 31,2021. Please amend your Form 10-K for the fiscal year ended
December 31, 2022 to include your Management's Report on Internal
                                                        Control over Financial
Reporting, or advise us otherwise.
 Paul Fusaro
FirstName
Bitwise 10 LastNamePaul   Fusaro
           Crypto Index Fund
Comapany 6,
September  NameBitwise
              2023       10 Crypto Index Fund
September
Page 2     6, 2023 Page 2
FirstName LastName
Exhibits

2. You have omitted the language in paragraph 4 and 4(b) referring to internal control over financial reporting in your certifications of principal officers pursuant to Rule 13a-14(a)
         and 15d-14(a) under the Securities Exchange Act of 1934 in Exhibits
31.1 and 31.2 of
         your Form 10-K for the Fiscal Year Ended December 31, 2022 and Forms 10-Q for the
         quarterly periods ended March 31, 2023 and June 30, 2023. Please amend your filings to include the certifications exactly as set forth in Regulation S-K,
Item 601(b)(31)(i), or
         advise us otherwise. Refer to question 246.13 of the Compliance and Disclosure
         Interpretations for Regulation S-K, updated August 25, 2023.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Crypto
Assets